# Tradeweb LLC
## Statement of Financial Condition
## December 31, 2015 (in thousands)
## (Confidential treatment requested)

| | | |
|---|---:|---:|
| **Assets** | | |
| Cash | $ | 46,570 |
| Accounts receivable, net of allowance | | 16,331 |
| Receivable from affiliate | | 38 |
| Other assets | | 427 |
| Total assets | $ | 63,366 |
| **Liabilities and Member's Capital** | | |
| Deferred revenue | $ | 155 |
| Accounts payable and accrued expenses | | 2,397 |
| Accrued compensation | | 13,942 |
| Payable to affiliates | | 6,665 |
| Total liabilities | | 23,159 |
| Member's capital | | 40,207 |
| Total liabilities and member's capital | $ | 63,366 |

The accompanying notes are an integral part of these financial statements.